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EMAIL:  ACRAWFORD@OLSHANLAW.COM
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November 25, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc. (“Casella”)
Definitive Additional Soliciting Material on Schedule 14A filed by JCP Investment Management, LLC, et al. on November 4, 2015 (the “Soliciting Material”)
File No. 000-23211

Dear Ms. Duru:

We acknowledge receipt of the oral inquiry by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed and considered the Staff’s inquiry with our client, JCP Investment Management, LLC and the other participants in its solicitation (collectively, “JCP”), and provide the following responses on JCP’s behalf.  For ease of reference, the Staff’s inquiry is summarized below in italics.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

1.
The Staff requested that JCP provide an explanation as to the impact of its withdrawal of director candidates two days before Casella’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”) on the ability of stockholders to vote at the Annual Meeting.

JCP acknowledges the Staff’s comment and offers the Staff the following explanation in support of its belief that JCP’s withdrawal of director candidates two days prior to Casella’s Annual Meeting did not impact the ability of stockholders to vote at the Annual Meeting and did not otherwise affect the outcome of the matters brought before the Annual Meeting.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 25, 2015

Broad and Timely Notice

To begin, JCP respectfully maintains that it widely disseminated timely notice to the Company’s stockholders and the general public as soon as its final decision was made to withdraw. JCP made its final decision to withdraw its director candidates on the morning of November 4, 2015, after considering new developments that affected JCP’s decision and that JCP could not have known prior to such time, including the collapse of settlement negotiations with the Company and tentative voting results. Immediately upon making the decision JCP issued a press release (the “Press Release”) announcing its withdrawal at 11:18 A.M. eastern on the same day. Furthermore, in the Soliciting Material filed on the same day with the Commission, JCP prominently displayed the following text prior to reproducing the contents of the Press Release:

“On November 4, 2015, JCP Investment Management issued the following press release announcing the withdrawal of its slate of nominees for election to the Board of Directors of the Company at the Annual Meeting. JCP Investment Management will not vote any proxies received from stockholders of the Company at the Annual Meeting.”

Courtesy Calls to Top Shareholders

Immediately after issuing the Press Release, JCP called several large stockholders, including stockholders that had given JCP a proxy, and personally informed them that JCP had withdrawn its director candidates and would not be voting any proxies it received at the Annual Meeting. JCP respectfully believes that, given the Annual Meeting was scheduled for 10:00 A.M. eastern on November 6, 2015, the nearly 48 hours of notice that it provided to stockholders of its withdrawal provided shareholders sufficient time to vote on the Company’s proxy card, especially when combined with the personal notice provided to top shareholders who had given JCP proxies.

Absence of Impact on Voting Results

Additionally, JCP does not believe that the outcomes of the matters brought before the Annual Meeting were affected by its withdrawal. Upon JCP’s withdrawal of director candidates, the election of directors became a non-contested matter. Pursuant to the Company’s organizational documents, the Company has adopted a plurality vote standard for non-contested and contested director elections, meaning that JCP’s withdrawal did not cause a new voting threshold to be triggered and the directors who otherwise would have been elected had JCP not withdrawn were still elected.

Similarly, the outcome of the “say-on-pay” proposal was not influenced by JCP’s withdrawal. According to the Company’s proxy statement, the “say-on-pay” proposal would be approved if a majority of the votes cast at the Annual Meeting were voted in favor of the proposal. At the time of JCP’s withdrawal, approximately 15.2% of the outstanding shares had followed JCP’s recommendation and voted “Against” the proposal on JCP’s proxy card, whereas approximately 39.8% of the outstanding shares had voted “For” the proposal on the Company’s proxy card, which means that the “say-on-pay” proposal would have been approved regardless of whether JCP withdrew.  See attached voting results as of the date prior to JCP’s withdrawal attached as Exhibit A.

November 25, 2015

Finally, the proposal regarding the ratification of the selection of the Company’s accounting firm was also unaffected by JCP’s withdrawal because, according to the Company’s proxy statement, such proposal would be approved if a majority of the votes cast at the Annual Meeting were voted in favor of the proposal. Proxies received by JCP were to be voted “For” the ratification of the selection of the Company’s accounting firm unless otherwise indicated, and only approximately 1.3% of the outstanding shares had voted “Against” the proposal at the time of JCP’s withdrawal; therefore, the proposal would have passed even had JCP not withdrawn.

Conclusion

JCP is not aware of any federal obligation applicable to JCP that would mandate any specified amount of advance notice prior to withdrawing from a contested election.  JCP’s decision was based on information that it could not have known any earlier.  JCP in good faith made every effort to provide timely and clear notice to shareholders who had given it proxies to vote their shares.  Even if none of the shares for which JCP had been given proxies were revoted (which is unlikely) then this would still not have affected the outcome of any of the proposals before the Annual Meeting.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

November 25, 2015

Exhibit A

(Please see attached)